Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

This filing relates to a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On March 8, 2004, New Focus made the following announcement:

Bookham Technology plc completes acquisition of New Focus, Inc

Oxfordshire, UK and San Jose, CA, USA: Bookham Technology plc (“Bookham”) (LSE: BHM; NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, and New Focus, Inc (“New Focus”) (NASDAQ: NUFO), a leading provider of photonics and microwave solutions to non-telecom diversified markets, are pleased to announce that all of the conditions to the acquisition of New Focus by Bookham have been satisfied and the acquisition has been completed today.

Immediately prior to the closing of the merger, New Focus declared a cash distribution of $2.19 per share to stockholders of record as of March 8, 2004. New Focus has delivered approximately $143,386,000 to its transfer agent with instructions to deliver the $2.19 per share cash distribution to each stockholder of record as soon as practicable.

As previously announced and as a result of the completion of this acquisition, Dr. Winston Fu and Dr. Peter Bordui, two directors of New Focus, have now joined the board of Bookham as non-executive directors and Jack Kilby has retired as a director of Bookham.

In addition, Bookham announces the promotion of Liam Nagle to President, in addition to his role as Chief Operating Officer. This appointment reflects the company’s broader market presence and international operations. Liam’s increased role strengthens the company’s leadership team to fully oversee the performance of its operations worldwide and execute on future growth plans more effectively. He will continue to report to Giorgio Anania, the Chief Executive Officer.

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Contact:

Sharon Ostaszewska

Bookham Technology plc

+44 (0) 1235 837000

There is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Dr. Fu and Dr. Bordui.

Additional Information And Where To Find It:

On February 4, 2004, Bookham Technology plc filed a joint proxy statement / prospectus with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus. This joint proxy statement / prospectus was declared effective by Securities and Exchange Commission and has been mailed to New Focus shareholders. Investors and security holders are urged to read this joint proxy statement / prospectus because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.